SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general in compliance with the provisions of the Securities Commission (“CVM”) Instruction No. 358, of January 3, 2002, as amended, that, on this date, the Subsidiary Centrais Elétricas do Norte do Brasil S/A (“ Eletronorte”) signed the Debt Renegotiation Agreement (“ARD”) with Companhia de Eletricidade do Amapá (“CEA”) and other creditors, the object of which was the renewal of CEA's debt with Eletronorte for the purpose of: (1) make it possible to receive credits by Eletronorte due to the current economic and financial situation of CEA; and (2) assist in the feasibility of the bidding process for the electric energy distribution concession associated with the transfer of control of the Distributor, as regulated by Law No. 12,783, of 01.11.2013, by Decree No. 9.192, of 11.06.2017, and by the conditions approved by the Interministerial Ordinance nº 2, of 03.08.2021, issued jointly by the Ministry of Mines and Energy and the Ministry of Economy.

The debt renewed with CEA will be BRL 306,182,316.88 (three hundred and six million, one hundred and eighty-two thousand, three hundred and sixteen reais and eighty-eight cents) on the base date of June 30, 2021, constituted by payment of 2 (two) sub-credits: sub-credit "A" in the amount of BRL 220,883,436.37 (two hundred and twenty million, eight hundred and eighty-three thousand, four hundred and thirty-six reais and thirty-seven cents), and sub-credit “B” in the amount of BRL 85,298,880.51 (eighty-five million, two hundred and ninety-eight thousand, eight hundred and eighty reais and fifty-one cents), both divided into 24 (twenty-four) installments.

CEA, only in the case of punctual or advance payment of each installment of sub-credit “A”, will be released from paying the installment of the same number of sub-credit “B”, configuring automatic and free settlement of said installment of sub-credit “B”.

The renegotiation preserves value for Eletronorte in relation to the current credit as it anticipates its receipt period from 7.1 years to 2 years.

One of the conditions for the effectiveness of said ARD is the successful bidding process (privatization of CEA) scheduled to take place by June 30, 2021, as established in Law No. 14,120, of March 1, 2021.

The amounts receivable from CEA are fully provisioned in Eletrobras' Financial Statements. The Company will assess the potential reversal of the allowance for loan losses as payments are made by CEA and considering its accounting policy.

The Company will keep the market informed on the matter covered by this Relevant Fact.

Rio de Janeiro, May 11, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.